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                                                                    EXHIBIT 99.1

                      (LETTERHEAD OF APACHE CORPORATION)

CONTACTS:

(MEDIA):    TONY LENTINI         (713/296-6227)
            DEBBIE SIEGFRIED     (713/296-6218)
(INVESTOR): ROGER PLANK          (713/296-6106)
                                                          FOR IMMEDIATE RELEASE
                                                          ---------------------

    APACHE TO SELL ROCKY MOUNTAIN PROPERTIES TO CITATION FOR $155 MILLION

         Houston, July 19, 1995--Apache Corporation announced today that the company has signed an agreement to sell its Rocky Mountain properties to Houston-based Citation Oil & Gas Corp. for $155 million, subject to adjustment. Upon closing, approximately 5 percent of the sales price will be paid to Apache-managed interests.

         Apache will retain its assets in the Green River Basin of Colorado and Wyoming and in the San Juan Basin of Colorado and New Mexico.

         "With nearly $875 million of acquisitions, 1995 has been a time of extraordinary growth for us," said Apache Chairman and Chief Executive Raymond Plank. "Early in the year, we decided to concentrate on those areas that provide the greatest return to shareholders. Consistent with that strategic focus, in February we announced our intention to sell Apache's non-core Rocky Mountain assets." He said proceeds will be used to pay down debt.

                  The transaction is subject to government and other approvals, with closing expected in late August. The assets include Apache's interests in 138 fields with approximately 1,600 active wells in Colorado, Montana, North and South Dakota, Utah and Wyoming. The properties' daily production is approximately 9,500 barrels of oil and 9 million cubic feet of gas. Following the sale, Apache plans to close its Denver office and integrate the remaining assets with its Permian Basin region located in Houston.

         Plank said that, including the Rocky Mountain divestiture, the company has closed on or signed agreements to sell $239 million of properties thus far in 1995. "We're well on our way toward our goal of reducing debt to 50 percent of total capitalization," Plank noted.

         Apache Corporation, with operations in North America and overseas, is one of the nation's larger independent gas and oil companies. Its securities are traded on the New York and Chicago stock exchanges under the symbol APA.